GLG GLOBAL INVESTMENT MANAGEMENT	GLG PARTNERS, INC. 390 PARK AVENUE, 20TH FLOOR NEW YORK, NEW YORK 10022 Telephone +1 (212) 224 7200 www.glgpartners.com
May 15, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	GLG Partners, Inc. Post-Effective Amendment No. 1 on Form S-3 filed on January 25, 2008 to Registration Statement on Form S-1 filed on December 6, 2007 (Registration Statement No. 333-147865)
Ladies and Gentlemen:
     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, GLG Partners, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission for consent to immediately withdraw the above-referenced Post-Effective Amendment No. 1 on Form S-3 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Registration Statement”).
     This withdrawal is requested by the Company because Amendment No. 1 was incorrectly and inadvertently filed as EDGAR submission type POSASR on January 25, 2008 instead of EDGAR submission type POSAM. The Company subsequently filed Post-Effective Amendment No. 2 on Form S-3 to the Registration Statement under the correct POSAM submission type on May 2, 2008. No securities have been sold pursuant to Amendment No. 1.
     For clarity, the Company is making no request with respect to the Registration Statement or any amendments or supplements thereto (other than Amendment No. 1).

Very truly yours, GLG PARTNERS, INC.
By:	/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

VIA EDGAR AND FACSIMILE